Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

JULY 31, 2020

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended July 31, 2020 and October 31, 2019.

	12 Months Ended July 31, 2020	12 Months Ended October 31, 2019
	Actual	Actual
Interest coverage on subordinated indebtedness	22.53 times	27.05 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month period ending July 31, 2020 and October 31, 2019 the average monthly exchange rates were $1.3447 per US$1.00 and $1.3288 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended July 31, 2020 were $6,126.08 million, which is 22.53 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2019 were $7,551.04 million, which is 27.05 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the unaudited interim consolidated financial statements for the three months ended July 31, 2020.